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                            June 27, 2005

Peggy Kim
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 0409
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Re:	Heartland Payment Systems, Inc. Registration Statement on Form S-1 (333-118073)

Dear Ms. Kim:

        On behalf of our client, Heartland Payment Systems, Inc. (the "Company"), we are filing herewith Amendment No. 3 ("Amendment No. 3") to the Company's Registration Statement on Form S-1 (File No. 333-118073) (the "Registration Statement").

        Amendment No. 3 includes revisions updating certain information and in response to the written comments received from the Staff of the Commission (the "Staff") on April 22, 2005 (the "Legal Letter") and May 5, 2005 (the "Accounting Letter" and together with the Legal Letter, the "Comment Letter"). The Company's responses to the Staff's Comment Letter are set forth below. For convenience, copies of Amendment No. 3 marked to show changes from the draft submitted to the Staff on March 28, 2005 are also being provided to the examiners. The Staff's comments are reprinted below followed by the Company's responses. Page references in response to the Staff's comments correspond to the page numbers in the marked copy of Amendment No. 3.

Responses to Legal Letter

General

        1.     We note your response to prior comment 2. NASD rule 2720(a)(2) provides that no member shall participate in a public offering if the member has a conflict of interest with the issuer. KeyBank Capital Markets, one of your underwriters, is affiliated with KeyBank. We note from page 34 that you currently owe KeyBank $2.9 million under revolving lines of credit, a sum you intend to repay out of proceeds of the offering. We further note from pages 10 and 34 that your are registered with Visa and MasterCard through KeyBank and that KeyBank advances interchange fees to your merchants "so that during the month we build up a significant payable to KeyBank." Please disclose this amount, as of the most recent date. Supplementally, please tell us whether the NASD has been contacted regarding KeyBank's involvement and whether it has any objections. Include all correspondence between KeyBank and the NASD as it relates to this offering. We note from your response to our original comment that your debt to KeyBank does not exceed 10% of the expected proceeds of this offering. However, we fail to see how this relates to the guidelines set forth in NASD rule 2720(b)(7) which, in any event, do not represent the only times that a conflict of interest may be found, but merely those instances in which one shall be presumed.

        The requested disclosure has been added to pages 38 and 39 of the prospectus.

        The Company respectfully advises the Staff that none of the proceeds of the proposed offering will be used to pay the monthly interchange fees KeyBank National Association advances to the Company's merchants. As of March 31, 2005, KeyBank National Association advanced approximately $45.4 million of interchange fees to the Company's merchants representing fees for the month of March 2005. As currently contemplated, $2.9 million of the net proceeds of the offering will constitute the entire amount that the Company will repay KeyBank National Association in satisfaction of the outstanding indebtedness as described in the "Use of Proceeds" section of Amendment No. 1 to the Registration Statement.

        This $2.9 million constitutes less than 8.5% of the estimated net proceeds the Company will receive in the proposed offering. No other underwriter or any affiliates of the underwriters will receive any of the proceeds of the offering. Accordingly, there does not appear to be a conflict of interest as contemplated under NASD Conduct Rule 2710(h) which provides that a qualified independent underwriter must be appointed (as described in Rule 2720(c)(3)) if more than 10% of the net offering proceeds (not including underwriting compensation) are intended to be paid to the underwriters and/or any of their affiliates.

        NASD Rule 2720(b)(7) defines other circumstances under which a conflict of interest shall be presumed by the NASD to exist between an underwriter and an issuer, mainly in the context of the underwriter's or any of its affiliates' ownership of securities of the issuer. The Company respectfully advises the staff that neither Keybanc Capital Markets, a division of McDonald Investments Inc., the participating underwriter, nor any of its affiliates have any ownership interest in the securities of the Company. Furthermore, the Company respectfully notes that the NASD has been informed of KeyBanc Capital Markets' involvement in the proposed offering and the NASD has not indicated that a conflict of interest exists or required the use of a qualified independent underwriter in connection with the offering to date, although the NASD's review process is not yet completed. A copy of the correspondence with the NASD is attached hereto as Annex 1.

        2.     We note that in response to several prior comments (including 50, 81 and 82) you decline to disclose information due to its confidential nature. Supplementally, please provide us with this information so that we may review it. If you consider it to be immaterial, please explain why. If you consider it to be confidential, you may request confidential treatment for that portion of your response. We note that amounts owing to KeyBank or its affiliates would appear to be material to investors in order to consider potential conflicts of interest between you and one of your underwriters.

        In response to prior comment 50, the Company is supplementally providing to the Staff as Exhibit A hereto the requested information.

        In response to prior comment 81, the Company is supplementally providing to the Staff as Exhibit B hereto a description of the minimum and maximum gross margin objectives used to determine the fees to be charged.

        In response to prior comment 82, the Company is supplementally providing to the Staff as Exhibit C hereto the fees it paid to KeyBank for services rendered in 2004.

Summary, page 1

        3.     In order to provide balanced disclosure of the Nilson Report results, please make it clear on page 1 that you represented only 1% of the bank card processing market in 2003 and were only 60% as large as the seventh-ranked provider.

        The requested disclosure regarding the Company's percentage of the bank card processing market has been made on page 1 of the prospectus. Based on the latest Nilson Report (which was recently released), the Company moved up to the seventh-ranked provider and its volume represented 86% of the sixth-ranked provider. The Company has omitted information on its volume relevant to the next largest provider due to the closing of the gap between the Company and the next largest provider. A copy of the latest Nilson Reports are attached hereto as Annex 2.

Our Business, page 1

        4.     We note from page 2 your disclosure of losses in 2000 and 2001. It appears to us from page 7 of your amended S-1, and page 20 of your original that you also incurred losses in 1999 and 2002. Please disclose these losses, as well as your total losses since you began operations (through your predecessor) in 1997. In order to balance your discussion of "growth" in the 1999-2004 time period, please make it clear that you incurred losses in four of these six years. Also, please make it clear, from page 7, that 2004 net profit fell roughly 53% from 2003. In the alternative, you may omit discussion of your financial results here in favor of the more detailed treatment in your MD&A.

        The disclosure on page 2 has been revised in response to this comment to include the growth in processing volume data and total revenues for the period between fiscal 2002 and 2004. Disclosure regarding the Company's net losses in 2000 and 2001 is still included and the requested disclosure regarding the decrease in net income has been added.

Risk Factors, page 8

Risks Relating to Our Business, page 9

We rely on a bank sponsor . . ., page 10

        5.     We note that you are not currently subject to any notice of non-compliance. Please remove this mitigating language from your risk factor. However, you should disclose whether you have, in the past, been subject to such a notice.

        The mitigating language has been deleted and the requested disclosure has been added to this risk factor.

If we are unable to attract and retain qualified sales people . . ., page 12

        6.     We note your response to prior comment 33. Please disclose here that you intend to "significantly" increase the size of your commission-based sales force.

        The Company respectfully advises the Staff that the third sentence of this risk factor states that the Company intends to significantly increase the size of its sales force.

If we cannot pass increases in bank card association interchange fees along to our merchants . . ., page 12

        7.     We note your response to prior comment 34, and we note that you disclose the increase for the month of April 2004. Please disclose the annual percentage change for 2004.

        The requested disclosure has been made on page 12 of the prospectus. The Company respectfully advises the Staff that this was the only increase in this interchange category in 2004.

Risks Relating to This Offering, page 14

        8.     We note your response to prior comment 36 and hereby reissue the comment. KeyBank Capital Markets, one of your underwriters, is affiliated with KeyBank. We note from page 34 that you currently owe KeyBank $2.9 million under revolving lines of credit, a sum you intend to repay out of proceeds of the offering. We further note from pages 10 and 34 that you are registered with Visa and MasterCard through KeyBank and that KeyBank advances interchange fees to your merchants "so that during the month we build up a significant payable to KeyBank." Your relationship with KeyBank is significant and strategic and a discussion of potential conflict of interest related to the due diligence obligation of an affiliated underwriter appears both relevant and material. Please revise.

        Please see the Company's response to Comment 1.

MD&A, page 22

Critical Accounting Policies, page 23

Accrued Buyout Liability, page 24

        9.     We note that you intend to make significant buyout payments in the future. Please explain why. Also, please provide some measure of your expected payments in your liquidity discussion on page 33.

        The Company has added language on page 24 of the prospectus indicating why it intends to make significant buyout payments in the future and on page 33 of the prospectus regarding its expected payments.

Results of Operations, page 28

        10.   We note your response to the third bullet point of prior comment 57. Where relevant, please disclose and discuss the number of your salespeople meeting their goals and increasing production from prior periods, as measures of productivity.

        The Company respectfully advises the Staff that while the Company has general measures regarding the productivity of its salespeople, these measures have changed over time and are fundamentally subjective as they vary depending upon the individual salesperson. Productivity increases would increase the margin generated by its sales force, but so would an increase in the number of salespeople. As essentially all of the Company's sales force costs are variable, depending on the sales levels achieved, it seems immaterial to an investor whether the increase in sales was a result of productivity gains or an increase in the number of salespeople. Similarly, increases in sales by any of the Company's Relationship Managers that are not achieving their sales goals are just as meaningful to an investor as sales by a Relationship Manager that is exceeding his or her sales goals. Consequently, the Company does not believe that productivity measures are relevant to an investor and does not believe that it could produce a reliable, consistent and useful measure of productivity.

Liquidity and Capital Resources, page 33

        11.   We note that you discuss earnout in connection with the purchase of Welsch Financial Merchants on page 30. Please revise to describe past and any future amounts.

        The Company respectfully advises the Staff that the earnout referred to on page 34 of the prospectus is the only earnout paid or owed to Welsch Financial Merchant Services, Inc.

        12.   We note your response to prior comment 67. Please quantify the covenants regarding the operating cash flow to total fixed charges ratio and the measure of total funded debt to EBITDA.

        The requested disclosure has been made on page 38 of the prospectus.

Business, page 36

Intellectual Property, Page 57

        13.   We note your response to prior comment 74. Please revise to provide all of the information called for by Item 101(c)(iv) of Reg. S-K. Identify each of your material trademarks and any patents. With respect to pending trademark and patent applications, please describe them in more detail and explain the "importance" of each one to your business. Also, please discuss your rights to use the Heartland name and any limitations or conditions on this.

        Additional disclosure has been added to page 61 of the prospectus to describe in more detail the pending patent trademarks and patent applications. The Company does not consider its pending trademarks and patent applications to be material to its business.

Segmentation of Merchants and Service Providers, page 39

        14.   We note your response to prior comment 78 and the additional material dated April 13, 2005. We have the following comments:

  •
  Please provide us with a highlighted copy of the report by the National Restaurant Association discussed on page 36.

        The requested information is being supplementally provided in Tab 1 to Annex 3 hereto.

  •
  We are unable to locate the support for the bulleted information on page 38; please revise or advise us.

        The requested information is being supplementally provided in Tab 2 to Annex 3 hereto.

  •
  We are unable to locate the support for the information from Nellie Mae, the Bureau of Labor Statistics and the National Restaurant Association, as discussed on page 40.

        The requested information is being supplementally provided in Tab 3 to Annex 3 hereto.

  •
  We are unable to locate the support for the information from the National Restaurant Association on page 42.

        The requested information is being supplementally provided in Tab 4 to Annex 3 hereto.

  •
  Please provide us with supplemental support for the statement on page 45 that smaller merchants lack scale to "remain competitive." Disclose your definition of "smaller" and what you mean by "scale" in this context.

        The statement has been deleted.

        In addition, backup materials for the bar chart on page 42 are being supplementally provided in Tab 5 to Annex 3 hereto.

Strategy, page 43

        15.   We note your response to prior comment 79. Where you have specific timelines for strategies discussed in this section, please disclose them, to the extent the cost of such strategies (individually or in the aggregate) may be material.

        The Company respectfully advises the Staff that it does not have any specific timelines for the strategies enumerated and does not believe that the costs of any such strategies, other than any significant acquisitions, which are not currently contemplated, will be material.

Relationships with Sponsors and Processors, page 50

        16.   We note your response to prior comment 82. Please disclose the fees paid to KeyBank on a supplemental basis so that we may better assess its relevance and materiality. We may have additional comments. We note that a KeyBank affiliate is underwriting this offering and potential sources of conflicts of interest must be disclosed thoroughly.

        Please see the Company's response to Comment 1.

Third Party Processors, page 51

        17.   We note your response to prior comment 86. Please supplementally tell us the total amount of fees in connection with the minimum number or volume payments and the amount of the termination fee. We may have further comment. Please note that disclosure required by Item 303 of Reg. S-K, or any other disclosure requirement is generally not an appropriate subject for confidential treatment, regardless of the availability of an exemption under FOIA. Staff Legal Bulletin No. 1.

        The Company respectfully advises the Staff that the total amount of fees associated with minimum volume commitments related to processing providers, including Vital, is disclosed under Commitments on page 38 of the prospectus. The Company supplementally advises the Staff that an early termination fee under the Vital Agreement would ". . . be calculated by multiplying the average of the last three (3) months' gross billings by the number of months remaining in the Agreement after the date of termination. For purposes of calculating the early termination fee, the total fees for clearing and settlement services shall be the greater of two hundred fifty thousand dollars ($250,000) or the actual average of the previous month's billings." The Company also respectfully supplementally advises the Staff that given the 270-day notice required and the March 31, 2006 end of the initial term of the Vital agreement, as a practical matter, the Company would have to invoke its early termination rights immediately for this clause to have any impact on the Company. The Company will not invoke the early termination option in the Vital agreement.

Management, page 58

        18.   Where relevant, please describe the makeup of the board of directors and when directors are subject to re-election.

        The requested disclosure has been added to page 64 of the prospectus.

Related Party Transactions, page 68

        19.   We note your response to prior comments 94 and 95. Please disclose the business reasons for paying the expenses associated with the March 2003 private sale of 185,000 shares by your CEO. Also, please quantify these expenses. Further, please describe the original issuance of the 185,000 shares to Carr Holdings under the Recent Sales section.

        The Company respectfully advises the Staff that the Company paid the expenses associated with the March 2003 private sale of shares by Carr Holdings, L.L.C., an entity affiliated with the Company's CEO, because the Company's CEO had certain financial needs and the Company's board of directors did not want to increase his compensation. In addition, the board of directors felt that it was preferable for such shares to be sold to a current stockholder rather than a third party and determined that it was in the best interests of the Company to assist him with the sale. Such expenses totaled approximately $7,500, as disclosed on page 72 of the prospectus. The requested disclosure on the original issuance of the 185,000 shares to Carr Holdings L.L.C. has been added to the Recent Sales section.

        20.   We note that in October 2004, your former President sold 64,500 shares of common stock back to you. Please disclose the business reason for this repurchase.

        The requested disclosure has been added to page 72 of the prospectus.

        21.   We note that on November 17, 2004, Carr Holdings sold an aggregate of 54,000 shares of common stock to Greenhill Capital and LLR Equity. Please describe the original issuance to Carr Holdings in the Recent Sales section. Supplementally, please also tell us the exemption from registration for the private sale between Carr Holdings and Greenhill Capital and LLR Equity, and the facts relied upon to make the exemption available. Please also disclose any transaction costs that were paid for by the company.

        The requested disclosure has been added to page 72 of the prospectus and the Recent Sales section. The Company supplementally advises the Staff that the November 17, 2004 sale of unregistered securities to the Greenhill and LLR entities by Carr Holdings, L.L.C. was exempt from registration under Sections 4(1)/4(2) of the Securities Act. The facts relied upon to make the exemption available were that the Greenhill and LLR entities were (a) "accredited investors" as such term is defined in Regulation D under the Securities Act and (b) acquiring the securities for an investment and not with a view to the resale or distribution of such securities or any interest therein other than in a transaction that is registered or exempt from registration under the Securities Act. In addition, pursuant to the Securities Purchase Agreement dated as of October 11, 2001 by and among the Company and the several purchasers named therein (the "Securities Purchase Agreement"), such entities received information about the Company which they considered sufficient and appropriate for evaluating a proposed investment in the Company.

Principal Stockholders, page 69

        22.   We note your response to prior comment 97; however, we reissue our previous comment.

        The information has been updated as of March 31, 2005.

Description of Capital Stock, page 72

Voting Agreement, page 73

        23.   Please disclose the status of this agreement, as it appears from page 69 that Mr. Carr's affiliates no longer hold in excess of 50% of your outstanding shares.

        The Company respectfully advises the Staff that although Mr. Carr's affiliates do not hold in excess of 50% of the Company's outstanding capital stock (which includes both common stock and preferred stock), he and his affiliates do hold in excess of 50% of the Company's outstanding common stock, which is the threshold established by the Voting Agreement.

Underwriting, page 78

        24.   We note your response to prior comment 103. Please disclose that you have reserved 5% of the offering for the directed share program, as stated in your response. Please also disclose that the shares are subject to lock-up agreements and briefly describe the lock-up agreements.

        The requested disclosure has been added to pages 83 and 84 of the prospectus.

        25.   We note your responses to prior comments 104 and 105. Please revise to disclose that the prospectus in electronic format will be made available on the website maintained by i-Deal, as stated in your responses.

        The requested disclosure has been added to page 85 of the prospectus.

Financial Statements

        26.   We note your response to prior comment 123. You state that you have requested confidential treatment for the memo in Appendix 3. In the future, please conform your requests for confidentiality to the requirements set forth in Rule 83. See also http://www.sec.gov/foia/conftreat.htm.

        The Company notes the Staff's comment.

Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-2

        27.   With respect to issuances of options, please provide us supplementally with a schedule of issuances and other financial information necessary to demonstrate compliance with Rule 701(d) of Reg. Also, with respect to issuances of options to "consultants," please provide us supplementally with all information necessary to demonstrate compliance with Rule 701(c)(1).

        The Company is supplementally providing the Staff with a schedule of issuances and other financial information necessary to demonstrate compliance with Rule 701(d) in the form attached hereto as Exhibit D. As the Company has never issued options to a consultant it has deleted the reference to consultants from Recent Sales of Unregistered Securities.

Directed Share Program Materials

Directed Share Program: Ladies and Gentlemen

What Do I Need To Do To Participate in the Program?

        28.   We note that you are soliciting indications of interest. Please revise to include the information required by Rule 134(d).

        The requested revision has been made. A copy of the revised Directed Share Program Materials are enclosed herewith as Annex 4.

When can I sell my Shares?

        29.   We note that you will require participants to sign lock-up agreements before they purchase shares. Please revise to state that the lockup agreement is contingent on the investor purchasing in the offering and does not mean that the investor is in any way obligated or committed to purchase shares in the offering.

        The requested revision has been made. A copy of the revised Directed Share Program Materials are enclosed herewith as Annex 4.

How and When Do I Pay For My Shares?

        30.   Please revise to clarify that investors are not obligated to purchase shares in the offering.

        The requested revision has been made. A copy of the revised Directed Share Program Materials are enclosed herewith as Annex 4.

Responses to Accounting Letter

Critical Accounting Policies, pages 23 – 26

Capitalized Customer Acquisition Costs, page 23

        1.     Please supplementally explain your basis for evaluating your capitalized customer acquisition costs for impairment on a "pooled basis by vintage month of origination." In your response, please explain the cash flow interdependencies within each pool that result in grouping at such a level. Refer to paragraph 10 of SFAS No. 144.

        The Company respectfully advises the Staff that it does analogize to FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FASB 144), for certain aspects of the impairment test (trigger based on undiscounted cash flows, measurement of impairment based on fair value). However, the Company does not use the guidelines in paragraph 10 to determine the "unit of accounting" for impairment purposes. The Company believes that impairment accounting for deferred customer acquisition costs is not clearly included within the scope of FASB 144 and that other authoritative guidance is more directly on point. For example, the Company notes that paragraph 5 of FASB 144 excludes from its scope deferred policy acquisition costs, which are similar in nature to capitalized customer acquisition costs. The concept of "lowest level for which identifiable cash flows are largely independent of the cash flows of other assets" in paragraph 10 of FASB 144 does not translate meaningfully to deferred costs.

        The Company believes that its policy of using monthly vintage pools to evaluate capitalized customer acquisition costs for impairment is appropriate. In capitalizing customer acquisition costs, the Company has applied the guidance in Staff Accounting Bulletin (SAB) Topic 13, Revenue Recognition. Specifically, Questions 3 and 4 of SAB Topic 13-A(3)f provide for the capitalization of incremental direct costs in accordance with paragraph 6(a) and (b) of FASB Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (FASB 91), or FASB Technical Bulletin No. 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (FTB 90-1). Accordingly, the Company has developed a policy for capitalization of customer acquisition costs in accordance with FTB 90-1.

        Paragraph 5 of FTB 90-1 states, in part:

  A loss should be recognized on extended warranty or product maintenance contracts if the sum of expected costs of providing services under the contracts and unamortized acquisition costs exceeds related unearned revenue. Extended warranty or product maintenance contracts should be grouped in a consistent manner to determine if a loss exists . . .. . [Emphasis added.]

        Paragraph 21 of FTB 90-1 states:

  Several respondents questioned whether the proposed Technical Bulletin required loss recognition on an individual contract or a "pool of risk" basis. Paragraph 5 was revised to include the "pool of risk" concept from Statement 60.

        This paragraph confirms that the impairment analysis need not be done on an individual contract basis. Paragraph 29 of FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises, states that acquisition costs ". . . shall be allocated by groupings of insurance contracts consistent with the enterprise's manner of acquiring, servicing, and measuring the profitability of its insurance contracts." This is not the approach specified in paragraph 10 of FASB 144.

        The pool concept is also consistent with the guidance in FASB 91. Paragraph 4 permits ". . . aggregation of similar loans for purposes of recognizing net fees or costs . . . if the provisions of paragraph 19 are met or if the resulting recognition does not differ materially from the amount that would have been recognized on an individual loan-by-loan basis." Paragraph 19 provides for an aggregated approach when ". . . the enterprise holds a large number of similar loans."

        These provisions in the literature are probably due, in part, to cost/benefit considerations. In the Company's case, it would be impracticable and not cost beneficial to evaluate capitalized customer acquisition costs on an individual contract basis. The Company has installed approximately 87,000 merchants over the last three years, each of which could have up to four separate signing bonuses deferred and up to four separate accrued residual commissions deferred. These deferred amounts for an individual contract are typically in the $300 to $500 range for Relationship Managers and in lesser amounts for their managers (the asset recorded for Regional Directors would rarely be as high as $100).

        Additionally, the Company cannot make reasonable predictions about the potential timing of a single merchant moving its business to another processor or going out of business. Such attrition assumptions better lend themselves to reasonable aggregations within pools of similar risks, which the Company believes are sufficiently captured through the age of the relationship. Since there are typically 2,500 to 3,500 merchants in each monthly pool, with 36 different monthly pools at any point in time, the Company is able to make more accurate assumptions on portfolio performance, which allows for a more effective impairment analysis. Thus, the Company has chosen to pool loans by vintage month rather than by some other measure of risk or some other characteristics because it does not believe that any such alternative grouping methodology would lead to a materially different outcome or a more conceptually sound approach.

        The Company has consistently grouped its customer contracts by month of origination, which it believes most appropriately allows it to analyze contracts by age and expected remaining future cash flows. The Company's cash flow analysis is consistent with historical attrition rates, and expected future cash flows typically exceed unamortized capitalized customer acquisition costs by a significant margin for each pool. Additionally, capitalized customer acquisition costs are generally amortized over three years in proportion to the amount of revenue recognized from the merchants in the pool. That amortization policy effectively results in the write-off of capitalized costs due to estimated customer attrition. The Company therefore believes that its current policies with regard to impairment testing conform to the requirements of the most relevant accounting literature.

Revenue, page 23

        2.     Please revise to clarify how your bank sponsor advances the interchange fees to your merchants. For instance, it is unclear why these are considered advances from your bank sponsor to the merchant since you and not the merchant are liable to repay the advance and the amount advanced is used to satisfy your obligation for interchange fees.

        The requested revision has been made to page 23 of the prospectus.

Stock Options, page 25

        3.     We read your revised disclosure on page 25. Please also expand your disclosure to provide the following:

  a.
  Why you chose not to obtain contemporaneous valuations by valuation specialists at each of the grant dates. Please note that equity transactions between related parties such as those in the third quarter of 2004 are not representative of fair value.

  b.
  A discussion of the private company discount referred to on page F-17, including but not limited to the amount of such discount and your basis for recording a discount from the initial public offering price.

        The requested revisions have been made to pages 25 and 26 of the prospectus.

        4.     You disclose that your internal valuation yielded results which were all at least 15% below the $10 and $12.50 per share exercise price for options granted during 2002 and 2003. This suggests that the internal valuation ranged from $8.50 to $10.625 per share. However, on page F-21 you indicate that the board of directors estimated the fair value at $4.72 and $7.49 per share for issuances in 2002 and 2003, respectively, representing a discount between 40% and 53%. Please explain the differences in your disclosure on page 25 and F-21.

        The Company respectfully advises the Staff that the "internal valuation yielded results which were all at least 15% below . . ." the relevant exercise prices [emphasis added]. This indicates that the internal valuation result was no greater than $8.50 (when the option exercise price was $10) or $10.625 (when the option exercise price was $12.50). This is consistent with the lower valuations indicated on page F-21.

        5.     Please disclose and advise us of the purpose of the valuation performed by valuation specialists in March 2003 and the fair value determined under such valuation.

        The Company respectfully notes that the valuation performed as of March 31, 2003 was for the purpose of assisting Robert O. Carr with gift tax planning. It was paid for by Mr. Carr, but was performed with the assistance of the Company. It concluded that "the fair market value of the equity of Heartland Payment Systems, on a minority-interest, privately-held basis, as of March 31, 2003, is reasonably represented in the rounded amount of $91,000,000." Fair market value was defined as the amount at which property would change hands between a willing seller and a willing buyer when neither is acting under compulsion and when both have reasonable knowledge of the relevant facts. Minority interest indicates the value where the holder does not have control over the Company. The analysis methodology included both the Income Approach (discounted cash flow analysis), as well as a Market Approach (comparables). As of that date, the basic and fully diluted weighted shares outstanding were 15,495,235. Consequently, this valuation concluded a fair market value of approximately $5.87 per share.

Financing Arrangement, page 26

        6.     An imputed interest rate of 2.53% appears to be unusually low for a 10-year financing arrangement. In your response, please explain why you have assumed an attrition rate of 15.0 percent for these merchant contracts when your historical attrition rate has been closer to 10 percent in prior periods. In addition, please revise your disclosure to qualitatively and quantitatively discuss how a change in assumptions could impact your financial statements.

        The Company respectfully advises the staff that while the 2.53% assumed interest rate appears unusually low, it is in fact consistent with the results of the first sale of this portfolio to Heartland Bank during 2000. That transaction was initiated and terminated during 2000, which allowed the Certegy arrangement to be put in place. When completed, the Heartland Bank transaction had an implied interest rate of 2.98%.

        In establishing the appropriate attrition rate for the Certegy financing arrangement, the Company was sensitive to the fact that virtually all of the merchants involved in the sold portfolio had been signed by its salespeople in 1998 and 1999, and so were not only approaching the end of their initial contract term, but would also demonstrate, as a static pool, attrition results that were inconsistent with the Company's experience as a whole. For example, by year-end 2001 the Certegy portfolio was 2.3 years old, while the Company's non-Certegy portfolio was about 13 months old. By year-end 2004, the Certegy's portfolio's age exceeded 5 years, while the Company's overall portfolio was still less than 2 years old. Processing volume tends to grow with new merchants, which partially offsets the volume reductions due to merchant account attrition; this factor was not to be available to the Certegy portfolio, which suggested a higher attrition rate. Thus, while the Company was expecting volume attrition rates in the 10-12% area (note that the 2001-2002 recession increased attrition rates for the Company as well), the expected attrition rate for this portfolio would be higher. Further, the 15% rate is consistent with assumptions used by the Company when buying out the residuals of its salespeople, which are similarly "static" pools.

        Finally, the actual processing volume in the Certegy portfolio was proven to be very consistent with a 15% attrition rate. Attached as Exhibit E is a graph of these payments, with the projections being the projected payments the Company will make if the portfolio attrites at 15%, as well as a "best fit" curve on those projections. Note that the R-square on the curve formula is a very high .9543, indicating a high correlation between the curve and the plotted points. The Company has not included other measures of statistical correlation typically used in hedging relationships such as slope, f-statistic or residuals. The Company's application of statistical measures helped determine a formula that provided a high degree of predictive value of actual outcomes, as opposed to the multiple measures of correlation required to qualify for hedge accounting relationships.

        The requested revisions have been made on pages 26 and 27 of the prospectus.

Income Taxes, page 26

        7.     We read your response to comment 53. Evaluating realization of deferred tax assets is subject to significant estimates and judgment on the part of management. As such, please revise your disclosure to discuss the factors and assumptions you considered and the change in circumstances that caused you to reduce your valuation allowance during 2003 and assisted you in concluding that a valuation allowance on your deferred tax assets is not necessary at December 31, 2004 and 2003.

        The requested revisions have been made to page 27 of the prospectus.

Components of Revenue and Expenses Revenue, page 26

        8.     Please explain to us how you evaluated the sale of merchant contracts to National Processing Company under EITF 88-18 and how the facts and circumstances differ from the transaction with Certegy, Inc.

        The Company respectfully advises the staff that it has re-evaluated its accounting for its transaction with National Processing Company and has concluded that this transfer of merchant accounts also should have been classified as a financing arrangement because the terms of the transaction included revenue guaranties and servicing agreements. Subsequent sale treatment for conversions of the merchant contracts was recognized as merchants were converted onto National Processing Company's processing systems and as the revenue guaranties were satisfied.

        Disclosures describing the change in accounting for this transaction are included on page 26 and Notes 2, 7 and 21 to the Consolidated Financial Statements..

Expenses, page 27

        9.     We have reviewed your response to prior comment 56 and it appears you are making a distinction in classification based upon whether the charges result from cash outflows. We still do not understand why one represents a cost of providing services under Rule 5-03 of Regulation S-X and the other does not. Please revise your income statement to classify both as costs of services.

        The Company respectfully advises the Staff that it does consider customer acquisition costs to be part of costs of services. However, it prefers to break out this item separately to enhance investor understanding of its cost structure. The Company has revised the income statement presentation in the Summary and Selected Historical Consolidated Financial Information and the Company's Financial Statements to clarify that customer acquisition costs are a part of costs of services.

Liquidity and Capital Resources, page 33

        10.   Please revise your disclosure to provide a discussion and analysis of operating cash flows for each period including explanations for material changes in the underlying drivers for each period. Refer to the Interpretive Guidance in SEC Release 33-8350.

        The requested revisions have been made to page 37 of the prospectus.

Consolidated Balance Sheets, page F-3

        11.   We read your response to comment 109. The examples you provided of others in the industry that present unclassified balance sheets, with the exception of Wright Express Corporation, appear to be more closely aligned with financial institutions. Given the nature of your business operations, which appears to result in the generation of a large volume of short-term receivables and payables, it appears that information regarding maturity and classification (i.e., short-term vs. long-term) would be relevant and useful to users of the financial statements. Accordingly, please revise to include classified balance sheets for all periods presented or advise us why Article 5 of Regulation S-X is not applicable to your Company.

        The requested changes to the Company's balance sheets have been made.

Consolidated Statements of Operations, page F-4

        12.   We read your response and reissue our prior comment 112 to revise your income statement or advise us why Article 5 of Regulation S-X is not applicable to your Company.

        The requested revisions to the income statement have been made.

Note 2, Summary of Significant Accounting Policies, pages F-7 – F-10

Stock Options, page F-10

        13.   Please supplementally provide your basis for a applying a 0% volatility factor when calculating the fair value of stock options granted after August 10, 2004, the date on which you initially filed a Form S-1. Refer to the definition of a "public entity" in paragraph 395 of SFAS No. 123.

        The Company has revised its disclosure regarding stock options costs and the table reflecting the effect on net (loss) income per share on page F-10 of the prospectus. This disclosure now reflects a 50% volatility assumption for those periods after the filing of the Company's initial Registration Statement on Form S-1 in August 2004. The 50% volatility assumption was determined by referencing the average volatility assumed by six of the Company's public company peers in their 2004 Form 10-Ks. The overall average was 47.4%, the range was 30.5% to 66.0%, and the three most directly comparable companies assumed volatilities of 52.7%, 47.0% and 50.0%. Similarly, the disclosures on page 25 in Management's Discussion of Financial Condition and Results of Operations has been revised to reflect the 50% volatility assumption.

Note 8, Merchant Deposits and Loss Reserves, page F-13

        14.   We read your response to comments 117 and 119. Please supplementally advise us how you concluded that the fair value is immaterial. We wish to remind you that the probability that payments will be required under the guarantee does not prohibit you from initially recognizing a liability.

        The Company respectfully advises the Staff that it did not intend to imply that the fair value of its contingent and noncontingent obligations in processing bank card transaction was immaterial. In fact, the Company carries a liability—the loss reserve, which amounted to $471,000 at March 31, 2005—which the Company believes represents the fair value of its existing obligations.

Note 10, Convertible Preferred Stock and Warrants, page F-15

        15.   We read your response to comment 121 and reissue our prior comment. Please explain to us why you have only adjusted the mandatory redeemable warrants to fair value in 2003 and 2004 instead of each prior period since the issuance date.

        The Company respectfully advises the Staff that the mandatory redeemable warrants were valued at $605,049 in 2001, the year of their issuance. While the "put" option was not exercisable until July 2003, the Company has, upon further review, adjusted the value of the warrants for year-end 2001 and 2002 to reflect the increase in the estimated fair value of its common stock at that time. The adjustment to fair value was $105,000 and $508,000 in 2001 and 2002, respectively. These adjustments reduce the fair value adjustment made in 2003. The restatement footnote has been adjusted accordingly.

Note 18, Segments, page F-22

        16.   Please separately identify and describe the nature of unallocated amounts presented in your segment table. Refer to paragraphs 31 and 32 of SFAS 131.

        The requested revision has been made to page F-27 of the prospectus.

Note 19, Earnings Per Share, page F-21

        17.   We read your response to comment 131. As discussed in Issue 2(a) of EITF 03-6, securities that entitle the holder to obtain common stock are participating securities if they meet the definition of a participating security prior to exercise. Please revise your disclosure to calculate earnings per share using the two-class method for all periods since you appear to have securities that meet the definition of participating securities as described in Issue 2 of EITF 03-6. For periods in which you have a loss, please clarify if participating convertible preferred stockholders have the obligation to share in the losses of the entity.

        The Company respectfully advises the Staff that it has revised its disclosure to eliminate the preferred stock from its basic and diluted per-share calculations in periods of losses, reflecting the fact that the preferred stock does not participate in losses, as defined in EITF 03-06, paragraph 18 a and b. It has also revised its disclosure to calculate earnings per share using the two-class method.

Note 20, Financial Statement Restatement, page F-23

        18.   Please explain to us why other income, net decreased from amounts previously reported in light of your response to prior comment 125.

        The Company respectfully advises the Staff that other revenue, net (to which the Company believes the Staff intended to refer to in its question) decreased from amounts previously reported due to the restatement for the Certegy transaction. While other revenue, net had previously included the Certegy servicing fee, net of processing costs, the restatement results in all revenues associated with Certegy merchants being included in gross processing revenue, and all expenses included in operating expenses. Our response to your prior comment 125 did not reflect the Certegy restatement..

        If you have any further questions or need any further information regarding this filing, please contact the undersigned at (212) 415-9215 or Kevin T. Collins at (212) 415-9319.

                      Sincerely,

                      Nanci I. Prado/jmc

Exhibit A

        Certain confidential portions of this Exhibit were omitted by means of asterisks in lieu of the text (the "Mark"). This Exhibit is being filed separately with the Securities and Exchange Commission without the Mark pursuant to the Company's request for confidential treatment pursuant to Rule 418 under the Securities Act of 1933, as amended and Rule 83 of the Commission's Rules on Information and Requests.

        The contractual buyout multiple for vested Relationship Managers and sales managers is **********

Exhibit B

        Certain confidential portions of this Exhibit were omitted by means of asterisks in lieu of the text (the "Mark"). This Exhibit is being filed separately with the Securities and Exchange Commission without the Mark pursuant to the Company's request for confidential treatment pursuant to Rule 418 under the Securities Act of 1933, as amended and Rule 83 of the Commission's Rules on Information and Requests.

Gross Margin Objectives

**********

Exhibit C

        Certain confidential portions of this Exhibit were omitted by means of asterisks in lieu of the text (the "Mark"). This Exhibit is being filed separately with the Securities and Exchange Commission without the Mark pursuant to the Company's request for confidential treatment pursuant to Rule 418 under the Securities Act of 1933, as amended and Rule 83 of the Commission's Rules on Information and Requests.

        The Company paid KeyBank the following fees for services rendered in 2004:

        **********

Exhibit D

        The Company has determined it is in compliance with 701(d) pursuant to 701(d)(2)(iii).

        In fiscal year 2004, the Company granted options to purchase 1,583,797 shares of its common stock. As of December 31, 2004, the Company had 15,878,993 shares of capital stock outstanding (assuming the conversion of all outstanding shares of its convertible participating preferred stock and the exercise of outstanding warrants). The common stock underlying the option grants represented approximately 10% of the Company's outstanding common stock (assuming the conversion of all outstanding shares of its convertible participating preferred stock and the exercise of outstanding warrants) at December 31, 2004.

        Between April 1, 2004 and April 1, 2005, the Company issued options to purchase 1,278,231 shares of its common stock. As of March 31, 2005, the Company had 15,929,040 shares outstanding (assuming the conversion of all outstanding shares of its convertible participating preferred stock and the exercise of outstanding warrants). The common stock underlying the option grants represented approximately 8.0% of the Company's outstanding common stock (assuming the conversion of all outstanding shares of its convertible participating preferred stock and the exercise of outstanding warrants) at March 31, 2005.

Exhibit E

Certegy Payments—Historical and Projected (15% Attrition)

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Certegy Payments—Historical and Projected (15% Attrition)